Commission File No. 000-14617


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 8-A

                For Registration of Certain Classes of Securities
                     Pursuant to Section 12(b) or (g) of the
                         Securities Exchange Act of 1934


                           RHEOMETRIC SCIENTIFIC, INC.
             (Exact name of registrant as specified in its charter)


               Delaware                                61-0708419
(State of incorporation of organization)      (IRS Employer Identification No.)


                               One Possumtown Road
                          Piscataway, New Jersey 08854
                                  732.560.8550
           (Address including Zip Code of principal executive offices)


  If this form relates to the               If this form relates to the
  registration of a class of                registration of a class of
  securities pursuant to Section 12(b)      securities pursuant to Section
  of the Exchange Act and is effective      12(g) of the Exchange Act and is
  pursuant to General Instruction           effective pursuant to General
  A.(c), please check the following         Instruction A.(d), please check the
  box.   [x]                                following box.    [ ]


Securities Act registration statement file number
to which this Form relates:                                No. _______
                                                         (If applicable)

        Securities to be registered pursuant to Section 12(b) of the Act:

          Title of each class                        Name of Exchange on which
           to be registered                          class is to be registered
           ----------------                          -------------------------
Common Stock, par value $.01 per share                American Stock Exchange



        Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
                                      ----
                                (Title of class)



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Item 1.       Description of Registrant's Securities to be Registered

General

         Our authorized capital stock consists of 49,000,000 shares of common stock, par value $.01 per share, and 1,000,000 shares of preferred stock, par value $.01 per share.

         The following description of our capital stock is a summary of the material terms of such capital stock. The description does not purport to be complete and is subject to and qualified in its entirety by reference to our certificate of incorporation and bylaws, copies of which are filed as exhibits hereto, and to applicable Delaware law.

Common Stock

         As of August 3, 2001, there were 23,948,399 shares of our common stock issued and outstanding and 800 shares of our preferred stock issued and outstanding. As of August 3, 2001, (i) 473,500 shares of our common stock were reserved for issuance pursuant to our 1996 Stock Option Plan, (ii) 1,000,000 shares of our common stock were reserved for issuance pursuant to our 2000 Stock Option Plan, (iii) 800,000 shares of our common stock were reserved for issuance upon the conversion, if any, of our issued and outstanding preferred stock, and
(iv) 5,464,160 shares of our common stock were reserved for issuance in connection with outstanding warrants.

         The holders of our common stock are entitled to dividends as our board of directors may declare from funds legally available therefor, subject to the preferential rights of the holders of our preferred stock, if any. The holders of our common stock are entitled to one vote per share on any matter to be voted upon by shareholders. Our certificate of incorporation does not provide for cumulative voting in connection with the election of directors, and accordingly, holders of more than 50% of the shares voting will be able to elect all of the directors. No holder of our common stock will have any preemptive right to subscribe for any shares of capital stock issued in the future.

         Upon any voluntary or involuntary liquidation, dissolution, or winding up of our affairs, the holders of our common stock are entitled to share ratably in all assets remaining after payment of creditors and subject to prior distribution rights of our preferred stock, if any. All of the outstanding shares of our common stock are fully paid and non-assessable.

Preferred Stock

         Our certificate of incorporation provides that our board of directors may by resolution issue preferred stock in one or more classes or series and fix the designations, powers, preferences and rights of the shares of each class or series, including dividend rates, conversion rights, voting rights, terms of redemption and liquidation preference and the number of shares constituting each class or series. As of the date of this filing, our Series A preferred stock is the only series of preferred stock outstanding.

         The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Rheometric Scientific without further action by our shareholders and may adversely affect voting and other rights of holders of our common stock. In addition, issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire a majority of the outstanding shares of voting stock. At present, we have no plans to issue any additional shares of preferred stock.


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


         Series A Preferred Stock

         Our certificate of incorporation, which sets forth the rights and preferences of the Series A preferred stock provides that:

         o the Series A preferred stock is senior to all classes of common stock and senior to all other classes of preferred stock with respect to any distribution upon the liquidation, dissolution or winding-up of our Company;

         o the Series A preferred stock has a liquidation value of $1,000 per share;

         o no dividends will accrue or be payable with respect to the Series A preferred stock;

         o    on March 6 in years 2001, 2002, 2003, 2004 and 2005, 200 shares of the Series A preferred stock are subject to mandatory redemption at the price of $1,000 per share;

         o during the redemption period, the holders of Series A preferred stock have a right to convert each share of Series A preferred stock into 1,000 shares of common stock at a conversion price of $1.00 per share;

         o with the exception of certain issues directly affecting the rights of the holders of Series A preferred stock and identified in our certificate of incorporation, such holders are not entitled or permitted to vote;

         o the holders of Series A preferred stock have no preemption rights with respect to future issuances of stock; and

         o there can never be more than 1,000 shares of Series A preferred stock.

         As of the date of this filing, there are 800 shares of Series A preferred stock outstanding.

Registration Rights

         Certain holders of our securities possess certain registration rights with respect to our common stock. The holders of a substantial amount of our common stock (or warrants to acquire common stock) possess varying levels of registration rights with respect to our common stock, including "demand" and/or "piggyback" rights to register for resale the common stock held by them.

1996 Stock Option Plan and 2000 Stock Option Plan

         In connection with our 1996 Stock Option Plan and our 2000 Stock Option Plan we have reserved for issuance, as of August 3, 2001, 473,500 and 1,000,000 shares, respectively of our common stock to cover grants of options to purchase our common stock. As of the date of this filing, we have filed a Registration Statement on Form S-8 to register 500,000 shares in connection with the 1996 Stock Option Plan and intend to file a Registration Statement on Form S-8 to register 1,000,000 shares in connection with the 2000 Stock Option Plan.


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

Section 203 of the Delaware General Corporation Law; Certain Anti-Takeover, Limited Liability and Indemnification Provisions

         Section 203 of the Delaware General Corporation Law

         The following is a description of certain provisions of the Delaware General Corporation Law, and our certificate of incorporation and bylaws. This summary does not purport to be complete and is qualified in its entirety by reference to the Delaware General Corporation Law, and our certificate of incorporation and bylaws, copies of which are filed as exhibits hereto.

         We are subject to the provisions of Section 203 of the Delaware General Corporation Law. Section 203 of the Delaware General Corporation Law prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested shareholder" for a period of three years after the date of the transaction in which the person became an "interested shareholder," unless the business combination is approved in a prescribed manner. A "business combination" includes certain mergers, asset sales, and other transactions resulting in a financial benefit to the "interested shareholder." Subject to certain exceptions, an "interested shareholder" is a person who, together with affiliates and associates, owns, or within the past three years did own, 15% of the corporation's voting stock.

         Certain provisions of our certificate of incorporation and bylaws could have anti-takeover effects. Our certificate of incorporation provides that our board of directors may issue preferred stock without shareholder approval. The issuance of preferred stock could make it more difficult for a third-party to acquire us without the approval of our board.

         Special Meetings

         Our bylaws provide that special meetings of shareholders may be called only by our board of directors or our chief executive officer and only issues contained in the notice to shareholders may be voted on. Our shareholders are not permitted to call a special meeting of shareholders or to require that our board of directors call a special meeting. This may have the effect of delaying shareholder action, including with respect to changing board members or amending the bylaws.

         Indemnification

         We have included in our certificate of incorporation and bylaws provisions to (i) eliminate the personal liability of our directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by the Delaware General Corporation Law and (ii) indemnify our directors and officers to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, including circumstances in which indemnification is otherwise discretionary. We have also entered into indemnification agreements with each of our directors. We believe that these provisions and the indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Transfer Agent and Registrar

         The Transfer Agent and Registrar for our common stock is Registrar and Transfer Company. The Transfer Agent's address is 10 Commerce Drive, Cranford NJ 07016 and its telephone number is 800.860.1340.


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


Item 2.       Exhibits

             3.l Certificate of Incorporation of the Registrant, incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2000.

             3.2 Bylaws of the Registrant, as Amended, incorporated by reference to Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2000.

             4.1 Specimen Certificate representing Common Stock of the Registrant, incorporated by reference to the exhibits to the Company's Registration Statement on Form S-1, File No. 33-807 filed on October 10, 1985.


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


                                    SIGNATURE


                  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


Date:    August 30, 2001           RHEOMETRIC SCIENTIFIC, INC.



                                   By: /s/ Joseph Musanti
                                       -----------------------------------------
                                       Name:   Joseph Musanti
                                       Title:  Vice President, Finance and Chief
                                               Financial Officer


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